True Syrups & Garnishes Co.
(d/b/a Pratt Standard Cocktail Company)

Financial Statements

October 31, 2018 and 2017



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

TRUE SYRUPS & GARNISHES CO.
(d/b/a PRATT STANDARD COCKTAIL COMPANY)

Table of Contents

	Page
Report of Independent Accountants	1
Financial Statements:	
Balance Sheets	2
Statements of Operations	3
Statements of Changes in Stockholders' Equity (Deficit)	4
Statements of Cash Flows	5
Notes to Financial Statements	6

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders
True Syrups & Garnishes Co.
d/b/a Pratt Standard Cocktail Company
Washington, District of Columbia

We have reviewed the accompanying financial statements of True Syrups & Garnishes Co. d/b/a Pratt Standard Cocktail Company (the "Company"), which comprise the balance sheets as of October 31, 2018 and 2017, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Keiter

February 25, 2019
Glen Allen, Virginia

TRUE SYRUPS & GARNISHES CO.
(d/b/a PRATT STANDARD COCKTAIL COMPANY)

Balance Sheets
October 31, 2018 and 2017

Assets	2018	2017
Current assets:		
Cash	$ 4,434	$ 4,999
Accounts receivable - net	5,341	6,848
Inventory	40,638	1,141
Other current assets	5,058	3,152
Total current assets	55,471	16,140
Property and equipment - net	2,103	2,954
	$ 57,574	$ 19,094

Liabilities and Stockholders' Equity (Deficit)	2018	2017
Current liabilities:		
Notes payable - current portion	$ 3,333	$ 2,262
Accrued expenses	17,868	15,752
Total current liabilities	21,201	18,014
Long-term liabilities:		
Notes payable - net of current portion	123,803	28,516
Total liabilities	145,004	46,530
Stockholders' equity (deficit):		
Common stock at $0.01 par value; 800,000 shares authorized; 50,000 issued and outstanding in 2018 and 2017	500	500
Additional paid-in capital	100,340	82,790
Accumulated deficit	(188,270)	(110,726)
Total stockholders' deficit	(87,430)	(27,436)
Total liabilities and stockholders' deficit	$ 57,574	$ 19,094

See report of independent accountants and accompanying notes to financial statements.

TRUE SYRUPS & GARNISHES CO.
(d/b/a PRATT STANDARD COCKTAIL COMPANY)

Statements of Operations
Years Ended October 31, 2018 and 2017

	2018	2017
Sales, net	$ 191,803	$ 110,639
Cost of sales	141,258	81,824
Gross profit	50,545	28,815
Operating expenses:		
Selling, general, and administrative expenses	52,932	39,801
Personnel expenses	39,711	39,792
Facility expenses	25,938	24,494
Depreciation	1,565	3,491
Total operating expenses	120,146	107,578
Operating loss	(69,601)	(78,763)
Other expenses:		
Interest expense	4,958	2,140
Other miscellaneous expenses	2,985	-
Total other expenses	7,943	2,140
Net loss	$ (77,544)	$ (80,903)

See report of independent accountants and accompanying notes to financial statements.

TRUE SYRUPS & GARNISHES CO.
(d/b/a PRATT STANDARD COCKTAIL COMPANY)

Statements of Changes in Stockholders' Equity (Deficit)
Years Ended October 31, 2018 and 2017

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Stockholders' equity (deficit), November 1, 2016	$ 450	$ 21,240	$ (29,823)	$ (8,133)
Net loss	-	-	(80,903)	(80,903)
Issuance of common stock	50	61,550	-	61,600
Stockholders' equity (deficit), October 31, 2017	500	82,790	(110,726)	(27,436)
Net loss	-	-	(77,544)	(77,544)
Beneficial conversion feature on convertible notes	-	16,250	-	16,250
Capital contributions from stockholders	-	1,300	-	1,300
Stockholders' equity (deficit), October 31, 2018	$ 500	$ 100,340	$ (188,270)	$ (87,430)

See report of independent accountants and accompanying notes to financial statements.

TRUE SYRUPS & GARNISHES CO.
(d/b/a PRATT STANDARD COCKTAIL COMPANY)

Statements of Cash Flows
Years Ended October 31, 2018 and 2017

	2018	2017
Cash flows from operating activities:		
Net loss	$ (77,544)	$ (80,903)
Adjustments to reconcile net loss to net cash from operating activities:		
Depreciation	1,565	3,491
Discount on convertible notes	16,250	-
Change in operating assets and liabilities:		
Accounts receivable - net	1,507	(6,848)
Inventory	(39,497)	(651)
Other current assets	(1,906)	(2,550)
Accrued expenses	2,116	2,686
Net cash used in operating activities	(97,509)	(84,775)
Cash flows used in investing activities:		
Purchase of property and equipment	(714)	(5,731)
Cash flows from financing activities:		
Proceeds from notes payable, net	96,358	30,778
Capital contributions from stockholders	1,300	-
Proceeds from issuance of common stock	-	61,600
Net cash provided by financing activities	97,658	92,378
Net change in cash	(565)	1,872
Cash, beginning of year	4,999	3,127
Cash, end of year	$ 4,434	$ 4,999
Supplemental disclosure of cash flow information		
Cash paid for interest	$ 2,198	$ 2,140
Supplemental disclosure of non-cash transactions		
Accretion of interest on convertible notes	$ 2,760	$ -

See report of independent accountants and accompanying notes to financial statements.

5

TRUE SYRUPS & GARNISHES CO.
(d/b/a PRATT STANDARD COCKTAIL COMPANY)

Notes to Financial Statements

1. Summary of Significant Accounting Policies:

Nature of Business: True Syrups & Garnishes Co. d/b/a Pratt Standard Cocktail Company (the "Company"), was founded in 2014 as a manufacturer and retailer of specialty cocktail syrups and garnishes.

Management's Plans: The Company's plan for 2019 and 2020 is to grow its revenues significantly by professionalizing its sales process and digital marketing efforts, and improving product margins through hiring sales staff, strategically investing in online ads, and bulk purchasing, respectively. Capital contributions from its financing operations will enable the Company to invest in these business functions to meet its revenue goals for 2019 and beyond, with the goal of reaching profitability by 2020. The Company foresees that continuing to scale to meet organic market growth, investing in creating superusers of their products, and actively growing the market through the Company's advertising operations will set it up to be a leader in the new industry of premium cocktail ingredients.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable: Accounts receivable is stated at the amount the Company expects to collect from balances outstanding at year-end. The Company uses the allowance method under generally accepted accounting principles for recording bad debts. As of October 31, 2018 and 2017, management recorded an allowance for doubtful accounts of $1,570 and $847, respectively.

Inventory: Inventory consists of syrups and garnishes and the associated materials that go into producing syrups and garnishes as well as various merchandise items. Inventory is valued at the lower of cost or market on the first-in, first-out basis. The Company evaluates inventory levels and expected usage on a periodic basis and records a valuation allowance as considered necessary. No valuation allowance was considered necessary at October 31, 2018 and 2017.

1.   **Summary of Significant Accounting Policies, Continued:**

Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is computed using the double declining balance method based upon the estimated useful lives of related assets, which is five to seven years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Revenue Recognition: Revenues from product sales are recognized when title and risk of loss pass to the customer, which is generally upon purchase, for items sold at events, and upon shipment, for items sold through online retail outlets. Sales are recorded net of discounts and returns.

Advertising Costs: The Company expenses advertising and sales promotion costs as incurred. Advertising expense was $17,501 for 2018 and $2,808 for 2017.

Income Taxes: Deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

1. **Summary of Significant Accounting Policies, Continued:**

   Recent Accounting Pronouncements:

   Revenue: The FASB issued new guidance over revenue recognition which eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The new standard will be effective for periods beginning after December 15, 2018, and will permit the use of either the retrospective reporting for previous periods or the cumulative effect transition method. The Company is currently evaluating the reporting and economic implications of the new standard.

   Subsequent Events: Management has evaluated subsequent events through February 25, 2019, the date the financial statements were available for issuance, and has determined that no additional disclosures are necessary.

2. **Inventory:**

   Inventory consisted of the following at October 31:

	2018	2017
Raw materials	$ 6,420	$ -
Finished goods	34,218	1,141
	$ 40,638	$ 1,141

3. **Property and Equipment:**

   Property and equipment consisted of the following at October 31:

	2018	2017
Machinery and equipment	$ 8,491	$ 7,777
Less - accumulated depreciation	6,388	4,823
	$ 2,103	$ 2,954

   Depreciation expense was $1,565 for 2018 and $3,491 for 2017.

TRUE SYRUPS & GARNISHES CO.
(d/b/a PRATT STANDARD COCKTAIL COMPANY)

Notes to Financial Statements, Continued

4.   Notes Payable:

The Company entered into an unsecured note payable with a private lender in June 2017 for the principal amount of $10,000.   The note does not bear interest and principal payments are due monthly. The principal balance is to be paid in full on or before the note matures in June 2020.   The balance of the note was $7,516 at October 31, 2018 and $9,778 at October 31, 2017.   Future principal payments are expected to be $3,333 for 2019 and $4,183 for 2020.

The Company has various convertible promissory notes outstanding at October 31, 2018 with a total principal amount of $65,000. The notes bear interest at 6% per annum and contain beneficial conversion features upon which the principal will convert to common stock equal to 80% of the per share price paid by investors with a $2,500,000 valuation cap.   At October 31, 2018, the notes were recorded net of a discount related to the beneficial conversion feature of $13,490.   The notes will convert upon a qualified equity financing event or sale of the Company, or termination of the notes which will occur if any of the previous events take place or the notes are settled by the Company in stock or payment of principal.   The full principal amount of the notes were outstanding as of the date of this report.   The Company recorded interest expense related to the discount on the beneficial conversion feature of $2,760 during 2018.

A stockholder of the Company advanced $21,000 and $47,110 of funds to the Company during 2017 and 2018, respectively, to help fund operations. During 2018, the advances were transitioned into a promissory note with a principal amount of $68,110. The note bears interest at 5.5%, compounded annually, with monthly principal and accrued interest payments beginning November 1, 2021. The note is to be paid in full at its maturity date of November 1, 2027.

5.   Stockholders' Equity:

Pursuant to its articles of incorporation, the Company is authorized to issue up to 1,000,000 shares of stock, consisting of 800,000 shares of common stock with a par value of $0.01 per share, and 200,000 shares of preferred stock, with a par value of $0.01 per share.

The Company has issued and outstanding 50,000 shares of common stock at October 31, 2018 and 2017. The holder of each share of common stock is entitled to one vote. The voting, dividend, and liquidation rights of the holders of the common stock are subject to and qualified by the rights, powers, and preferences of the holders of the preferred stock. There were no issued or outstanding preferred shares at October 31, 2018 and 2017.

During 2017, the Company issued 5,000 shares of common stock in exchange for consideration totaling $67,100.

6.   **Income Taxes:**

The Company has U.S. and state net operating loss carry forwards of approximately $188,000 at October 31, 2018, available to offset future taxable income in the U.S. of which approximately $111,000 begin to expire in 2035 and $77,000 are carried forward indefinitely until applied against future taxable income.

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.

7.   **Leases:**

The Company leases its primary production facility under a non-cancelable operating lease agreement with an expiration date of May 2019 which is renewable in six month increments. The Company also leases two storage facilities on a month-to-month basis. Monthly rent expense for the two storage facilities was $220 and $364 per month. The monthly rent expense for the production facility was $1,600, per month with additional incremental charges per the lease agreement.   The total rent expense related to these locations was $25,938 for 2018 and $24,494 for 2017. The production facility lease called for deposits totaling $2,550 at October 31, 2018 and 2017, included in other current assets on the accompanying balance sheets. Future rent expense related to the production facility for 2019 is expected to be $9,600.